Rasna Therapeutics, Inc.

420 Lexington Avenue, Suite 2525

New York, NY 10170

April 28, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Jim B. Rosenberg

Re:	Rasna Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed September 28, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 21, 2016

File No. 333-191083

Dear Mr. Rosenberg:

This letter sets forth the responses of Rasna Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 3, 2017 ("Comments Letter") concerning the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the Quarterly Period Ended September 30, 2016 (collectively, the “Filings”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Condensed Consolidated Financial Statements

3. Acquisitions, page 10

1.	You state in your response to prior comment 1 that you have not recognized “additional IPR&D or the qualitative description of the factors that make up goodwill… because our valuation process has not yet completed.” Please note that ASC 805-10-25-13 requires you to report the provisional amount, rather than not recognize it apart from goodwill. In addition, note that ASC 805-30-50-1a disclosure is not deferred until the final valuation of the acquisition is complete. Tell us whether the value of IPR&D acquired was not expected to be material and tell us why. For example, you may have thought that the value of the IPR&D was immaterial if the technologies were not promising and you were not planning to pursue it. Otherwise, tell us why you did not estimate and record its provisional amount.

We estimated the value of any IPR&D acquired at the time of the acquisition, to not be material as compared to the consideration paid in the acquisition and to the financial statements based on the fact that not a significant amount of R&D costs were incurred. We have engaged a third party valuation firm to perform the IPR&D valuation and any adjustments will be made during the measurement period.

4. Goodwill and Intangible Assets

Intangible Assets, page 12

2.	In your response to prior comment 2, you state IPR&D represents the rights to the NPM1 molecular target, which has alternative future uses. However, you also state on page 8 of your Form 10-Q, that IPR&D assets have no alternative future use. Please explain this discrepancy.

On page 8 of the Form 10-Q the policy note is a standard policy note for IPR&D acquired in a business combination and is not applicable to IPR&D in an asset acquisition that is accounted for as an asset for intangibles that have alternative future use in accordance with ASC 730-10-25-1.

Also provide us the following:

•	A detailed description of your rights to the NPM1 molecular target;

The NPM1 molecular target was assigned to Arna Therapeutics Limited (predecessor to the Company ) by Panetta Partners Ltd. in 2013 during the initial set-up and capitalization of the Company. A Research Agreement (the “Agreement”) between TES Pharma S.R.L. and the Company dated December 17, 2013 was entered into. Pursuant to the Agreement, TES agreed to conduct research activities for the Company and agreed to assign all of its rights to any inventions resulting from the research activities to the Company.

•	An analysis supporting that the asset had alternative future use pursuant to ASC 730-10-25 justifying recording it as an asset. In this regard, provide detail supporting that, as of the acquisition date, you reasonably expected to use the NPM1 molecular target in its then current condition (i.e. its use was not contingent upon further development) in another then currently identified R&D project to be commenced at a future date; and

The Company had determined that NPM1 had alternative future uses, and accordingly capitalized the IPR&D under ASC 730-10-25-1. The Company has several research projects underway which involve modulating NPM1 and another molecular target implicated in the disease progression of leukemia and lymphoma.

•	An analysis supporting the asset has an indefinite useful life pursuant to ASC 350-30-35 to justify not amortizing the asset.

The IPR&D held by the Company is not limited by legal, regulatory, contractual, competitive, economic, or other factors that would limit the useful life of the asset. Therefore, the IPR&D assets are considered to have an indefinite life in accordance with ASC 350-30-35-4,. Further, research and development efforts are ongoing with respect to the asset, and pursuant to ASC 350-30-35-17A, the IPR&D asset would be considered to have an indefinite life.

Sincerely,

/s/ Tiziano Lazzaretti

Tiziano Lazzaretti

Chief Financial Officer